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dspies@sidley.com
(312) 853 4167	FOUNDED 1866
May 4, 2011
Via Edgar
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Superfund Gold, L.P. (the “Fund”) — Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (Reg. No. 333-151632)
Ladies and Gentlemen:
     Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a copy of the Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 relating to an offering by the Fund of units of limited partnership interest. The filing reflects changes to the Fund’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Reg. No. 333-151632) declared effective on August 13, 2010. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Superfund Capital Management, Inc., the Fund’s general partner, for five years. The purpose of this filing is to update information in the Prospectus required to be updated by the Commodity Futures Trading Commission and to include 2010 audited financial information in the Prospectus.
     Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167.

Very truly yours, /s/ Daniel F. Spies

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships